Filed by: Weyerhaeuser Company

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Weyerhaeuser Company

Commission File No.: 001-04825

The following is the text of the website that is being maintained at http://www.WeyerhaeuserTRIPointeExchange.com in connection with Weyerhaeuser Company’s (“Weyerhaeuser”) offer to exchange all issued and outstanding common shares of Weyerhaeuser Real Estate Company (“WRECO”), a Washington corporation, which are owned by Weyerhaeuser, for Weyerhaeuser common shares.

http://www.WeyerhaeuserTRIPointeExchange.com

Last Updated: June 27, 2014, 1:30 PM New York City time

Weyerhaeuser Split-Off

Weyerhaeuser Investor Information

On May 22, 2014, Weyerhaeuser commenced its exchange offer related to the split-off transaction of WRECO. The exchange offer is in connection with Weyerhaeuser’s announcement on November 4, 2013, that pursuant to a tax-free distribution, commonly referred to as a Reverse Morris Trust, WRECO will become a wholly-owned subsidiary of TRI Pointe Homes, Inc. (“TRI Pointe”).

From the commencement date of the Exchange Offer, the volume weighted average stock prices (“VWAP”) for Weyerhaeuser common shares and TRI Pointe common stock will be made available on this website.

From the second trading day after the commencement date of the Exchange Offer, and each day thereafter prior to June 26, 2014, June 27, 2014 and June 30, 2014 (the “Valuation Dates”), indicative calculated per-share values for Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock and the indicative exchange ratio will be made available on this website, in each case calculated as though that day were the expiration date. In other words, the indicative calculated per-share values for Weyerhaeuser common shares and TRI Pointe common stock used to calculate the exchange ratio that will be made available each day will be the simple arithmetic average of the actual daily volume-weighted average prices of Weyerhaeuser common shares and TRI Pointe common stock, respectively, during the elapsed portion of that trading day and the daily VWAPs on each of the prior two trading days. The indicative calculated per-share value for WRECO common shares will equal the indicative calculated per-share value of TRI Pointe common stock for that day, multiplied by 1.297.

During the Valuation Dates, the indicative exchange ratios will be based on indicative calculated per-share values computed using cumulative actual trading data for the Valuation Dates. Thus, on the second trading day prior to the originally contemplated expiration date of the Exchange Offer (the first of the Valuation Dates), the actual daily volume-weighted average prices during the elapsed portion of that first day of calculation will be used in the calculations; on the trading day prior to the originally contemplated expiration date of the Exchange Offer (the second of the Valuation Dates), the calculations will use the simple arithmetic average of the daily VWAPs for the first day of calculation and the actual daily volume-weighted average prices during the elapsed portion of that second day of calculation; and on the originally contemplated expiration date of the Exchange Offer (the third of the Valuation Dates), the calculations will use the simple arithmetic average of the daily VWAPs for the first day of calculation, the daily VWAPs for the second day of calculation and the actual daily volume-weighted average prices during the elapsed portion of that final trading day. During the Valuation Dates, indicative calculated per-share values and exchange ratios will be updated on this website at 10:30 a.m., 1:30 p.m. and no later than 4:30 p.m., New York City time.

The exchange offer will expire at 12:00 midnight, New York City time, on June 30, 2014, unless the offer is extended or terminated. Further information regarding the exchange offer can be found using the links below.

Date:	June 27, 2014, 1:30 pm ET
Weyerhaeuser VWAP:	$32.6165
TRI Pointe VWAP:	$15.4789
Indicative Exchange Ratio:	1.7987
Exchange Ratio Limit:	1.7003
Exchange Ratio Limit in Effect:	Yes

Other Related Information

•	Prospectus–Offer to Exchange:

http://www.sec.gov/Archives/edgar/data/1593910/000119312514209638/d720199d424b3.htm

•	May 22, 2014, “Weyerhaeuser commences split-off exchange offer for WRECO in connection with transaction with TRI Pointe”

http://www.sec.gov/Archives/edgar/data/106535/000119312514210012/d733504dex991.htm

•	November 4, 2013, “Weyerhaeuser to combine its homebuilding and real estate development business, WRECO, with TRI Pointe Homes”

http://www.sec.gov/Archives/edgar/data/106535/000119312513424137/d622162dex991.htm

Table of Historical Indicative Calculated Per-Share Values

This table shows historical indicative calculated per-share values for Weyerhaeuser common shares, TRI Pointe common stock and WRECO common shares. During the last three trading days of the originally contemplated exchange offer period, the VWAPs and indicative calculated per-share values will be updated at 10:30 a.m., 1:30 p.m. and no later than 4:30 p.m., New York City time. This information will reflect a 20 minute reporting delay. During each of those days, this table provides only the most recent indicative calculated per-share value with respect to that day.

		Weyerhaeuser Common Shares		TRI Pointe Common Stock		WRECO Common Shares	Exchange Ratio showing number of WRECO Common Shares to be exchanged per Weyerhaeuser Common Share tendered(1)	Number of shares of TRI Pointe Common Stock that would be received for each Weyerhaeuser Common Share tendered(1)
Day	Date	VWAP	Indicative Calculated Per-Share Value	VWAP	Indicative Calculated Per-Share Value	Indicative Calculated Per-Share Value
1	5/22/2014	30.3905	N/A*	15.7610	N/A*	N/A*	N/A*	N/A*
2	5/23/2014	30.7466	N/A*	15.0820	N/A*	N/A*	N/A*	N/A*
3	5/27/2014	30.9562	30.6978	15.0521	15.2984	19.8420	1.7003	2.2053
4	5/28/2014	31.0394	30.9141	15.0992	15.0778	19.5559	1.7003	2.2053
5	5/29/2014	31.3108	31.1021	15.2556	15.1356	19.6309	1.7003	2.2053
6	5/30/2014	31.3701	31.2401	15.3167	15.2238	19.7453	1.7003	2.2053
7	6/2/2014	31.4288	31.3699	15.3665	15.3129	19.8609	1.7003	2.2053
8	6/3/2014	31.1330	31.3106	15.2632	15.3155	19.8642	1.7003	2.2053
9	6/4/2014	30.8890	31.1503	15.1555	15.2617	19.7945	1.7003	2.2053
10	6/5/2014	31.2016	31.0745	15.5235	15.3141	19.8623	1.7003	2.2053
11	6/6/2014	31.4479	31.1795	15.9549	15.5446	20.1614	1.7003	2.2053
12	6/9/2014	31.3532	31.3342	16.3439	15.9408	20.6752	1.6839	2.1841
13	6/10/2014	31.2249	31.3420	16.5262	16.2750	21.1087	1.6498	2.1398
14	6/11/2014	31.0655	31.2145	16.6328	16.5010	21.4018	1.6206	2.1019
15	6/12/2014	30.8712	31.0539	16.4902	16.5497	21.4650	1.6075	2.0849
16	6/13/2014	30.8002	30.9123	16.5370	16.5533	21.4697	1.5998	2.0749
17	6/16/2014	30.7390	30.8035	16.4257	16.4843	21.3801	1.6008	2.0763
18	6/17/2014	30.8425	30.7939	16.5388	16.5005	21.4011	1.5988	2.0736
19	6/18/2014	30.7298	30.7704	16.5909	16.5185	21.4245	1.5958	2.0698
20	6/19/2014	30.8330	30.8018	16.7964	16.6420	21.5847	1.5856	2.0565
21	6/20/2014	30.8710	30.8113	16.3363	16.5745	21.4972	1.5925	2.0655
22	6/23/2014	31.2742	30.9927	16.1213	16.4180	21.2941	1.6172	2.0975
23	6/24/2014	32.0288	31.3913	16.4601	16.3059	21.1488	1.6492	2.1391
24	6/25/2014	32.1246	31.8092	15.9126	16.1647	20.9656	1.6858	2.1865
25	6/26/2014	32.6154	32.6154	15.5889	15.5889	20.2188	1.7003	2.2053
26	6/27/2014	32.6165	32.6160	15.4789	15.5339	20.1475	1.7003	2.2053
27	6/30/2014	—	—	—	—	—	—	—

*	No indicative calculated per-share values or indicative exchange ratios are provided for the first two days of the exchange offer period as such values require daily VWAP data for three trading days.
(1)	Subject to proration. See “This Exchange Offer—Terms of this Exchange Offer—Proration; Tenders for Exchange by Holders of Fewer than 100 Weyerhaeuser Common Shares” in WRECO’s Prospectus–Offer to Exchange.

Bloomberg Screen Images of Weyerhaeuser and TRI Pointe VWAPs

The screen images below depict the daily VWAP (as described on pages 7 and 8 of WRECO’s Prospectus–Offer to Exchange) on the New York Stock Exchange as published by Bloomberg L.P. on Bloomberg pages “WY UN <Equity> AQR” and “TPH UN <Equity> AQR”. Screen images used with the permission of Bloomberg L.P.

WY UN $ R T0,R ↑ 32.57 -.13 N32.56 /32.57N 33x104

At 13:00 d Vol 712,666 O 32.66N H 32.87N L 32.52N Val 23.241M

WY UN Equity | 98) Time Ranges | 99) Actions | Page 1/2 VWAP

09:30:00 06/27/14 - Price Filter - Calculation Bloomberg Definition

13:00:00 06/27/14 Vol Filter - Amount @ Part%

Calculation		VWAP	VWAP Volume	Value Traded	Trades	Avg Size	Std Dev
Bloomberg	d	32.6165	706,685	23.05MLN	2,114	334	0.051139
Custom	d	32.6165	706,685	23.05MLN	2,114	334	0.051139

1) Summary | 2) Top Trades (AQR) | 3) Price Chart (VAP) | 4) Price Table (TSM)

Trades with the Largest Impact   Spread / Price Ratio .000307

Date	Time	Volume	Price	Exch	Date	Time	Volume	Price	Exch
06/27	09:30:00	26,360	32.66↓	N	06/27	11:00:42	3,400	32.60	N
	10:59:13	5,900	32.60	N		12:59:58	3,400	32.57	N
	12:59:00	5,811	32.58	N		10:08:36	3,400	32.56↓	N
	12:55:20	5,700	32.59↓	N		10:19:10	3,000	32.55	N
	12:44:42	5,294	32.61	N		12:37:07	2,900	32.65	N
	12:38:00	5,083	32.66	N		10:56:16	2,800	32.65	N
	12:59:58	4,700	32.57↑	N		11:01:38	2,700	32.60	N
	12:54:38	4,611	32.59↓	N		12:54:01	2,700	32.59	N
	12:43:06	4,300	32.63	N		11:01:55	2,600	32.60↑	N
	09:33:11	4,183	32.75	N		10:08:26	2,600	32.59	N
	11:00:33	3,800	32.60	N		11:12:11	2,600	32.57↓	N
	12:58:03	3,800	32.58↓	N		10:32:40	2,500	32.59	N
	12:38:00	3,600	32.66	N		12:59:47	2,404	32.58	N
	12:56:08	3,413	32.59↓	N		11:09:58	2,400	32.58↑	N

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 9204 1210 Hong Kong 852 2977 6000
Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2014 Bloomberg Finance L.P.
SN 191037 G979-1154-0 27-Jun-14 13:15:22 EDT GMT-4:00

TPH UN $ R IBD,R ↓15.45 -.08 N15.44/15.45N 3x2
At 12:59 d Vol 129,074 O 15.50N H 15.63N L 15.35N Val 1.998M

TPH UN Equity | 98) Time Ranges | 99) Actions | Page 1/2 VWAP

09:30:00 06/27/14 - Price Filter - Calculation Bloomberg Definition
12:59:52 06/27/14 Vol Filter - Amount @ Part%

Calculation		VWAP	VWAP Volume	Value Traded	Trades	Avg Size	Std Dev
Bloomberg	d	15.4789	129,074	1.998MLN	711	182	0.057990
Custom	d	15.4789	129,074	1.998MLN	711	182	0.057990

1) Summary | 2) Top Trades (AQR) | 3) Price Chart (VAP) | 4) Price Table (TSM)

Trades with the Largest Impact

Spread / Price Ratio .000647

Date	Time	Volume	Price	Exch	Date	Time	Volume	Price	Exch
06/27	09:51:40	2,400	15.50	N	06/27	12:12:05	821	15.44	N
	09:30:00	2,265	15.50↓	N		12:12:04	800	15.44	N
	10:18:09	2,100	15.55	N		12:04:23	800	15.44	N
	12:11:55	1,600	15.44	N		11:29:25	800	15.43	N
	09:36:06	1,500	15.46↑	N		12:07:19	700	15.43	N
	09:50:35	1,360	15.48	N		12:43:41	700	15.36	N
	09:54:42	1,200	15.50↓	N		10:31:46	600	15.55	N
	12:25:16	1,112	15.41	N		10:31:00	600	15.55	N
	10:57:40	1,000	15.50	N		09:47:18	600	15.51↑	N
	09:58:33	988	15.50	N		11:13:18	600	15.50↑	N
	10:05:30	900	15.53	N		09:50:57	600	15.50↓	N
	10:57:40	900	15.50↑	N		12:56:18	600	15.45↑	N
	11:38:57	900	15.45↑	N		11:44:08	600	15.44	N
	12:30:32	900	15.36	N		11:29:07	600	15.43	N

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 9204 1210 Hong Kong 852 2977 6000
Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2014 Bloomberg Finance L.P.
SN 191037 G979-1154-0 27-Jun-14 13:15:50 EDT GMT-4:00

Questions and requests for assistance or for additional copies of the exchange offer, the Letter of Transmittal and other exchange offer materials may be directed to the information agent at its telephone number and address listed below, and will be furnished promptly at Weyerhaeuser’s expense. You may also contact your broker, dealer, commercial bank, trust company or similar institution for assistance concerning the tender offer.

The information agent for the exchange offer is:

501 Madison Avenue, 20th Floor

New York, New York 10022

Shareholders Call Toll-Free (877) 687-1866

Banks and Brokers Call Collect (212) 750-5833

Rule 425 Legend

Forward-Looking Statements

This communication contains forward-looking statements concerning Weyerhaeuser Company (“Weyerhaeuser”) and TRI Pointe Homes, Inc. (“TRI Pointe”). These statements are based on various assumptions and the current expectations of the management of Weyerhaeuser and TRI Pointe, and may not be accurate because of risks and uncertainties surrounding these assumptions and expectations. Factors listed below, as well as other factors, may cause actual results to differ significantly from these forward-looking statements. There is no guarantee that any of the events anticipated by these forward-looking statements will occur. If any of the events occur, there is no guarantee what effect they will have on the operations or financial condition of Weyerhaeuser or TRI Pointe. Forward-looking statements included herein are made as of the date hereof, and Weyerhaeuser and TRI Pointe undertake no obligation to publicly update or revise any forward-looking statement unless required to do so by the federal securities laws.

Some forward-looking statements discuss Weyerhaeuser’s and TRI Pointe’s plans, strategies and intentions. They use words such as “expects,” “may,” “will,” “believes,” “should,” “would,” “could,” “approximately,” “anticipates,” “estimates,” “targets,” “intends,” “likely,” “projects,” “positioned,” “strategy,” “future,” and “plans.” In addition, these words may use the positive or negative or other variations of those terms. Forward-looking statements in this document include statements regarding the expected effects on Weyerhaeuser, Weyerhaeuser Real Estate Company (“WRECO”) and TRI Pointe of the proposed distribution of WRECO to Weyerhaeuser’s shareholders and combination of WRECO with a subsidiary of TRI Pointe (the “Transaction”), the anticipated timing and benefits of the Transaction and whether the Transaction will be tax-free for Weyerhaeuser and its shareholders for U.S. federal income tax purposes. Forward-looking statements also include all other statements in this document that are not historical facts.

These statements are based on the current expectations of the management of Weyerhaeuser and TRI Pointe (as the case may be) and are subject to uncertainty and to changes in circumstances. Major risks, uncertainties and assumptions include, but are not limited to: the satisfaction of the conditions to the Transaction and other risks related to the completion of the Transaction and actions related thereto; Weyerhaeuser’s and TRI Pointe’s ability to complete the Transaction on the anticipated terms and schedule, including the anticipated tax treatment of the Transaction and related transactions; risks relating to any unforeseen changes to or effects on liabilities, future capital expenditures, revenues, expenses, earnings, synergies, indebtedness, financial condition, losses and future prospects; TRI Pointe’s ability to integrate WRECO successfully after the closing of the Transaction and to achieve anticipated synergies; the risk that disruptions from the Transaction will harm Weyerhaeuser’s or TRI Pointe’s businesses; the effect of general economic conditions, including employment rates, housing starts, interest rate levels, availability of financing for home mortgages, and the strength of the U.S. dollar; and other factors described under “Risk Factors” in each of Weyerhaeuser’s and TRI Pointe’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. However, it is not possible to predict or identify all such factors. Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.

Additional Information and Where to Find It

In connection with the proposed “Reverse Morris Trust” transaction between TRI Pointe Homes, Inc. (“TRI Pointe”) and Weyerhaeuser Company (“Weyerhaeuser”), pursuant to which the homebuilding subsidiary of Weyerhaeuser, Weyerhaeuser Real Estate Company (“WRECO”) (with certain exclusions), will be combined with TRI Pointe, TRI Pointe has filed a registration statement on Form S-4 (No. 333-193248) with the Securities and Exchange Commission (“SEC”), which includes a prospectus. In addition, WRECO has filed a registration statement on Forms S-4 and S-1 (No. 333-193251) in connection with its separation from Weyerhaeuser. Investors and security holders are urged to read the registration statement/prospectus and any other relevant documents, because they contain important information about TRI Pointe, the real estate business of Weyerhaeuser and the proposed transaction. The registration statement/prospectus and any amendments and other documents relating to the proposed transaction can be obtained free of charge from the SEC’s website at www.sec.gov. These documents can also be obtained free of charge from Weyerhaeuser upon written request to Weyerhaeuser Company, 33663 Weyerhaeuser Way South, Federal Way, Washington 98003, Attention: Vice President, Investor Relations, or by calling (253) 924-2058, or from TRI Pointe upon written request to TRI Pointe Homes, Inc., 19520 Jamboree Road, Irvine, California 92612, Attention: Investor Relations, or by calling (949) 478-8696.

Tender Offer Documents

On May 22, 2014, Weyerhaeuser Company (“Weyerhaeuser”) filed with the SEC a tender offer statement on Schedule TO regarding the proposed exchange offer for the split-off of the Weyerhaeuser real estate business as part of the proposed “Reverse Morris Trust” transaction between TRI Pointe Homes, Inc. and Weyerhaeuser. Investors and security holders are urged to read the tender offer statement (as updated and amended) filed by Weyerhaeuser with the SEC regarding the tender offer because it contains important information. Investors and security holders may obtain a free copy of the tender offer statement and other documents filed by Weyerhaeuser with the SEC on the SEC’s web site at www.sec.gov. The tender offer statement and these other documents may also be obtained free of charge from Weyerhaeuser by directing a request to Weyerhaeuser Company, 33663 Weyerhaeuser Way South, Federal Way, Washington 98003, Attention: Vice President, Investor Relations, or by calling Weyerhaeuser at (253) 924-2058.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of TRI Pointe Homes, Inc. (“TRI Pointe”) or Weyerhaeuser Company (“Weyerhaeuser”). However, Weyerhaeuser, TRI Pointe and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from TRI Pointe’s shareholders in connection with the proposed transaction. Information about the Weyerhaeuser’s directors and executive officers may be found in its Annual Report on Form 10-K for the year ended December 31, 2013, filed with the Securities and Exchange Commission (“SEC”) on February 18, 2014, and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on February 25, 2014. Information about the TRI Pointe’s directors and executive officers may be found in its Annual Report on Form 10-K/A for the year ended December 31, 2013, filed with the SEC on April 30, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Stockholders filed with the SEC on May 20, 2014. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the direct and indirect interests of these participants, whether by security holdings or otherwise, has been included in the registration statement/prospectus, proxy statement and other relevant materials to be filed with the SEC.